82-1565

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRA
TEL: N
TEL: IN
FAX: (0



03 JUN 30 PM 7:21

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**30 June 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**7 pages (including cover sheet)**

SUPPL

GOODMAN FINANCE LIMITED - CAPITAL NOTES OFFER

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 6/30

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

30 June, 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CAPITAL NOTES OFFER

I enclose a copy of an announcement made by Goodman Finance Limited (a wholly owned subsidiary of Burns Philp & Company Limited) to the New Zealand Exchange Limited in relation to the following:

1. Close of the Capital Notes Offer
2. Allotment Notice – Five Year Notes
3. Allotment Notice – Eight Year Notes

Yours faithfully,



HELEN GOLDING
Company Secretary

Encl


Goodman
Fielder

Goodman Finance Limited
54 Ponsonby Road
PO Box 3974
Auckland 1
New Zealand

30 June 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

GOODMAN FINANCE LIMITED
CAPITAL NOTES OFFER

The offer of Capital Notes by Goodman Finance Limited closed at 5.00 pm on 27 June 2003.

Goodman Finance Limited offered NZ$175 million of Five Year and Eight Year Capital Notes with an over-subscription facility of up to NZ$75 million. The Capital Notes offer was oversubscribed and Goodman Finance Limited has accepted applications for NZ$212,500,000 Capital Notes, comprising NZ$173,684,000 of Five Year Capital Notes and NZ$38,816,000 of Eight Year Capital Notes. Over-subscriptions of NZ$37,500,000 represented 21% of the underwritten offer amount. As the offer was over-subscribed, no Capital Notes are to be taken up by any underwriter or any sub-underwriter under the underwriting arrangements.

The interest rate on the Five Year Capital Notes is 9.75% and the interest rate on the Eight Year Capital Notes is 9.95%.

Quotation and trading of the Capital Notes on the NZX will commence on 1 July 2003.

The first interest payments will be made on 15 December 2003 in respect of the Five Year Capital Notes, and 15 November 2003 in respect of the Eight Year Capital Notes.

Yours faithfully

ALLEN HUGLI
Director

P:\Letters\NZ Exchange Ltd 30June03.doc


Goodman
Fielder

Goodman Finance Limited
54 Ponsonby Road
PO Box 3974
Auckland 1
New Zealand

30 June 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

Goodman Finance Limited: Allotment Notice – Five Year Capital Notes

The following information is provided in terms of Listing Rules 5.2.3 and 7.12.1.

Listing Rule 5.2.3

A total of NZ$212,500,000 Capital Notes have been allotted to investors under the offer made in the Investment Statement dated 1 May 2003. These Capital Notes are divided into NZ$173,684,000 Five Year Capital Notes and NZ$38,816,000 Eight Year Capital Notes. A separate allotment notice has been provided in respect of the Eight Year Capital Notes. The Five Year Capital Notes have been allotted to a number of investors that meet the minimum spread requirements set out in Listing Rule 5.2.3(a).

Listing Rule 7.12.1

(a) Class of Security and ISIN: Unsecured Subordinated Five Year Capital Notes – with an interest rate of 9.75% per annum and an Initial Election Date of 15 December 2008. The NZX will confirm the ISIN prior to listing of the Capital Notes.

(b) Number issued: 173,684,000 Five Year Capital Notes.

(c) Nominal value/issue price: NZ$1.00.

(d) Payment: cash.

(e) Amount paid up: paid in full.

(f) Percentage of total class issued: 100%.

(g) Reason for issue: to replace part of the financing raised by the Burns Philp group to complete the acquisition of Goodman Fielder Limited.

(h) Specific authority for the issue: prospectus and directors and shareholder resolutions of Goodman Finance Limited.

(i) Terms or details of the issue: as set out in the prospectus and the investment statement both dated 1 May 2003.

(j) Total number of securities of the class in existence after the issue: 173,684,000 Five Year Capital Notes.

(k) Treasury stock: not applicable.

(l) Dates of issue: the Capital Notes have been allotted on a daily basis since the offer opened on 5 May 2003. The offer closed on 27 June 2003.

Yours faithfully



ALLEN HUGLI
Director



Goodman Finance Limited
54 Ponsonby Road
PO Box 3974
Auckland 1
New Zealand

30 June 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

Goodman Finance Limited: *Allotment Notice* – Eight Year Capital Notes

The following information is provided in terms of Listing Rules 5.2.3 and 7.12.1.

Listing Rule 5.2.3

A total of NZ$212,500,000 Capital Notes have been allotted to investors under the offer made in the Investment Statement dated 1 May 2003. These Capital Notes are divided into NZ$173,684,000 Five Year Capital Notes and NZ$38,816,000 Eight Year Capital Notes. A separate allotment notice has been provided in respect of the Five Year Capital Notes. The Eight Year Capital Notes have been allotted to a number of investors that meet the minimum spread requirements set out in Listing Rule 5.2.3(a).

Listing Rule 7.12.1

(a) Class of Security and ISIN: Unsecured Subordinated Eight Year Capital Notes – with an interest rate of 9.95% per annum and an Initial Election Date of 15 November 2011. The NZX will confirm the ISIN prior to listing of the Capital Notes.

(b) Number issued: 38,816,000 Eight Year Capital Notes.

(c) Nominal value/issue price: NZ$1.00.

(d) Payment: cash.

(e) Amount paid up: paid in full.

(f) Percentage of total class issued: 100%.

(g) Reason for issue: to replace part of the financing raised by the Burns Philp group to complete the acquisition of Goodman Fielder Limited.

(h) Specific authority for the issue: prospectus and directors and shareholder resolutions of Goodman Finance Limited.

(i) Terms or details of the issue: as set out in the prospectus and the investment statement both dated 1 May 2003.

(j) Total number of securities of the class in existence after the issue: 38,816,000 Eight Year Capital Notes.

(k) Treasury stock: not applicable.

(l) Dates of issue: the Capital Notes have been allotted on a daily basis since the offer opened on 5 May 2003. The offer closed on 27 June 2003.

Yours faithfully



ALLEN HUGLI
Director

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 369

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**27 June 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

CAPITAL NOTES OFFER

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

27 June, 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CAPITAL NOTES OFFER

I enclose a copy of an announcement made by Goodman Finance Limited (a wholly owned subsidiary of Burns Philp & Company Limited) to the New Zealand Exchange Limited in relation to its Capital Notes Offer.

Yours faithfully,



HELEN GOLDING
Company Secretary

Encl


Goodman
Fielder

Goodman Finance Limited
54 Ponsonby Road
PO Box 3974
Auckland1
New Zealand

27 June 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

GOODMAN FINANCE LIMITED
CAPITAL NOTES OFFER

Goodman Finance Limited issued an Investment Statement dated 1 May 2003 in relation to the offer of Capital Notes by Goodman Finance Limited with an aggregate principal amount of up to $175 million (plus over-subscriptions of up to $75 million).

The offer is to close at 5.00 pm today. Capital Notes for an aggregate principal amount of $175 million have been reserved under the offer for subscription by clients of NZX firms and invited financial institutions. In addition Goodman Finance Limited will accept over-subscriptions from members of the public in accordance with the terms of the offer.

An announcement will be made on 30 June 2003 as to the number of Capital Notes issued. Quotation and trading of the Capital Notes on the NZX will commence on 1 July 2003.

Yours faithfully

ALLEN HUGLI
Director

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**26 June 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**10 pages (including cover sheet)**

APPENDIX 3B – EXERCISE OF OPTIONS

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

26 June 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 1,241,532 Ordinary Shares issued pursuant to the exercise of 1,241,532 Options. The exercise price for the Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:

1,780,681,266	ordinary shares fully paid (BPC)
797,371,199	converting preference shares fully paid (BPCPA)
251,571,018	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours sincerely



HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,241,532
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 1,241,532 Options (ASX Code BPCO)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 June 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,780,681,266	(a) Ordinary Shares
(b) 797,371,199	(b) Converting Preference Shares
(c) 251,571,018	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

- [ ] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 26 June 2003
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.